INVEST IN **TOO SOON**

Empower award-winning filmmakers to change the entertainment industry


Too
Soon

snjproductions.com   Los Angeles CA

LEAD INVESTOR



Ricky Ray Butler CEO, BENlabs & Executive Producer of The Chosen

I'm choosing to invest in Too Soon for three primary reasons. First, I believe in these filmmakers. I've known Jeff and Aurora since college days and I previously worked with them as an Executive Producer on The Anxious Taxidermist. I can speak to not only their creative talents and skills, but also their ability to follow through in delivering high-quality, impactful work. Second, representation matters! It's time widows and widowers get to see themselves authentically portrayed in a romantic comedy and I am thrilled to see the support and collaboration Jeff and Aurora are receiving from the grief community. And third, my experience as an Executive Producer for The Chosen further proved the power of the creator-to-consumer model. Too Soon is joining the wave of filmmakers who are successfully partnering with audiences to produce the relevant content they want to see. I am thrilled to be a part of that and I invite you to back this film as well.

Invested $10,000 this round

Highlights

1. A romantic comedy about a young widow and widower who meet the day of their spouses' funerals
2. Award-winning filmmakers - Austin Film Festival's Screenwriters to Watch List
3. Previously worked with Imagine Dragons, MarVista, Tubi, Le Cours Florent, and more
4. A low budget genre film with high return potential (ROA not guaranteed)
5. Diversity goals for cast and crew & better working hours for all
6. Supplementing budget via seamless brand integrations and product placement
7. Filming in a state with a refundable tax incentive (25%)
8. Partnering with grief professionals and other companies supporting grief communities

Our Team



Aurora Florence Creator and Director

Founding member of Imagine Dragons. Her single "You and Nothing More" won Best Song at the Paris Film Festival. She is an award-winning actress, producer & director.



Jeff Dickamore Creator and Director

Jeff is a multi-lingual writer & director. He received a Kennedy Intl. Scholar Award for his documentary, "A Fading History." He attended Le Cours Florent in Paris and earned his MFA in acting at The University of Tennessee.



Tiffany Rampey Consultant

Tiffany is the host of the podcast Dating After Death, & writes for @datingafterdeath which supports widows looking for love again. She has two kids who will travel the world with her for the '23/'24 school year! You can follow her page @rebuilding.joy



Mariah Eames Strategy and Development

Mariah worked for Angel Studios as a Brand Manager, creating marketing strategies and innovating business practices for 13 brands. She helped crowdfund more than $28 million and gain over 2 million followers/fans.



Esther Pielstick Strategy and Development

Esther founded Robot Roommate Productions and worked as a Team Manager at Angel Studios where she led the key social media strategy to crowdfund over 10 brands. She has written

performed, and produced productions for the Edinburgh Fringe Festival.

Connecting YOU to the Process of Filmmaking

So many of our favorite movies involve death, but very few of them show us how the lover left behind copes with the loss of their person. And no films (to our knowledge, at least) have told a story where both love interests have suffered that kind of loss. *Too Soon* will be one of the first films to tell this kind of story. Our plan to involve grief professionals and real life experiences in the creative process will bring authenticity to this romantic comedy about working through grief while finding love again.

With *Too Soon*, we also commit to approaching the film industry differently. We want to make it more ethical and equitable for those in front of and behind the camera.





A Saint Norma Jean Production
Too
Soon
Can you move forward without moving on?

Too
Soon

A second shot at love comes sooner than expected for a young widow and widower who meet the day of their spouses' funerals.

This mostly romantic, mostly comedic feature film explores healing through grief and how the power of music can help along the way.

The story follows Freya, a former singer-songwriter turned elementary music teacher, and Gus, a professional music producer. Both of them are coming off being caregivers, sorting through young widowhood, and figuring out how to solo-parent their young kids, Bianca and Julian.

Their families are *trying* to show up for them, but Freya's mom, Wendy, is preoccupied with what other people are thinking and her sister, Elle, is a bit MIA. Meanwhile, Gus's brother, Chuck, and his brother-in-law, Henry, are walking on eggshells and heaping on the pity.

It's a lot. But with romance the furthest thing from their minds, Freya and Gus are able to cut through the noise and form an ad-hoc, music-therapy style support group.

As they create and grow together over the period of a year, understanding each other's grief and finding an audience for their music, they become more than just collaborators and eventually more than just friends, forcing them to face the music and ask, *is it too soon?*

Now, you might be thinking, *what?*

Why a rom com set against the backdrop of the grieving process? Why a meet cute in a cemetery — after our two lovers have just lost their spouses to cancer?

But why not?

Filling a Gap in Movies

The loss of life is an intrinsic part of the human experience. It's what makes life so precious. So, **why don't movies spend more time exploring life after loss**?

Screen Time After Love Interest Dies:

The Notebook	Moulin Rouge	Titanic
		
5min	11min	19min

A Walk to Remember	Romeo & Juliet	The Fault In Our Stars	Amour

   

5min   12min   19min   18min

Our movie starts where those movies end. *Too Soon* follows a widow and widower as they navigate the grieving process and learn to love again.

Other movies' average :



14 Mins

Too Soon :



100 Mins

But you won't just be crying...

> " **Laughter through tears is my favorite emotion.**
>
> **Her Royal Highness, Dolly Parton,** *Steel Magnolias*
>
> While we will face the mourning process head on, our story relies on humor to help our characters (and audience) cope with grief and move forward with hope.
>
> Keeping the com in rom-com.



The Power of Music



While *Too Soon* isn't a musical, our main characters write and produce music together finding healing through the creative process.

The music, a mix of covers and originals written for the film, will be a delightful addition to the storytelling and help build an audience for the film before it comes out.

By backing this project, you're investing in a film and an album.

Equality in Filmmaking

As filmmakers, we believe **process** is just as important as **product.**

Making movies is hard, but for the best possible outcomes, it must also be safe and fun.

We value humane work hours, fair pay, inclusive representation, and the involvement of mental health professionals.

Investing in our film directly translates to healthier working conditions for filmmakers.



We tell stories that foster empathy and

community. Film sets are notorious for difficult working conditions. It wouldn't be right to make a movie about healing that is damaging to the mental health of those involved.

Creators



JEFF & AURORA FLORENCE

An award-winning creative duo based in LA, their film work has played at festivals across the world, including Slamdance and the Austin Film Festival, with Austin putting them on their list of 25 Screenwriters to Watch in 2021. Collectively, they have almost 20 years of filmmaking experience.

Previous Work

The Anxious Taxidermist:


The Anxious Taxidermist - Teaser Trailer
Watch later
Share
The Anxious Taxidermist
Watch on YouTube

An award-winning musical comedy about a young woman who uses her secret passion for taxidermy to cope with debilitating anxiety.


Pilot Light TV Festival 2020
SLAMDANCE FILM FESTIVAL 2021
NEW MEDIA FILM FESTIVAL
WINNER
KATRA FILM SERIES

Curated Series:


CURATED - Official Trailer
Watch later
Share
Watch on YouTube

In this short-format comedy series, an aspiring mom influencer decides to livestream her home birth in a desperate attempt to boost her following.

[Watch the Series]

[Tarzan:]


Tarzan: A New Adaptation | Official Trailer
Watch later
Share
A NEW ADAPTATION BY JEFF & AURORA FLORENCE
Watch on YouTube

An immersive, highly physical adaptation of *Tarzan of the Apes* that utilizes aerial acrobatics and large-scale puppetry to explore themes of societal expectations and gender roles.


How It Works
1
Invest
Invest in Too Soon and own equity in the film.
2
Production
Once we reach our budget, we will make Too Soon!
3
Returns
We plan to distribute Too Soon and return profits to our investors.

[Low Budget, High Return Potential]

Making movies has always been expensive. Many movies made in Hollywood cost hundreds of millions of dollars to make. Our creators, Jeff and Aurora, have made all of their previous projects on much smaller budgets, while still delivering high quality content. Romcom's are a genre that can be made less expensively and we believe that we can make *Too Soon* look and feel like a higher budget film for a fraction of the cost.

Once *Too Soon* is finished with post production, we plan to secure a talented marketing team to kick ass and take names... and also get everyone to watch our movie.

Movies like *Too Soon* generally do well in the Box Office.



Budget: 5m
Revenue: 56m
The Big Sick

Budget: 175k
Revenue: 7m
She's Gotta Have It

Budget: 150k
Revenue: 23m
Once

Budget: 5m
Revenue: 376m
My Big Fat Greek Wedding

Success in other projects does not guarantee success in Too Soon. While we will make the best film possible, there can be no assurance that the projected results will be obtained, and actual results may vary significantly.

Budget Breakdown



Below-the-Line Production (All Departments, Insurance):	60%
Above-The-Line (Producer, Director/Writer, Principal Cast*, Original Music):	18.5%
Post Production (Editing, Sound, Color, Additional Music):	10%
Initial Marketing & Festival Fees:	4%
WeFunder Fee:	7.5%

Essentially, as the budget increases, the cost of principal cast will increase at a faster rate than the other categories.

Maximizing Your Return

Work with the Utah Film Commission

- We have experience working with the Utah Film Commission on past projects and plan to utilize their 20% cash rebate.

Recruit Top Talent
- After reaching our minimum goal, our budget will be allocated to securing recognizable talent to promote profitability.

Invest In and Give Back to the Community
- By partnering with grief professionals, both clinicians and creators, we hope to bring awareness to their efforts, create a more authentic story, and build a dedicated following for *Too Soon*.

Product Placement
- We are collaborating with product placement professionals to make the most out of paid integration possibilities.

Business Model

After Production Wrap...

Enter the Film Festival Circuit
- Attract distribution attention
- Set up for SVOD (Subscription Video-On-Demand)
- In the case of self-distribution, hire a focused marketing team for optimal return potential

Market the Film Soundtrack Album
- Featured Artists with Original Songs

Explore Expanding and Franchising
- Merchandise (Grieving Pack/Journal, Merch Partnerships, Stickers, Clothing, and more)
- Musical Adaptation
- Series Adaptation



For the festival run we plan to hire a sales agent to help us secure the best distribution deal(s) possible. Those options include but are not limited to: Sale to a Distributor, Domestic Theatrical, PPV, SVOD, Pay TV, Cable, Network TV, Foreign Theatrical, Foreign SVOD, Foreign TV, Airline and Military.

After our festival run, if we are not able to secure a deal that we feel best represents our investor's interests we plan to pursue the fast-growing self-distribution model that is proving to be highly successful for many independent films.

Timeline

Secure Financing
3 Months

Pre-Production
2 Months





Production
1 Month

Post Production
4 Months

Festivals & Distribution
12 Months

We are currently securing financing before going into pre-production. If it takes longer than 3 months to secure our budget, the timeline will adjust accordingly.

There is high risk associated with investing in independent film and we cannot guarantee success. Do not invest anything you can't afford to lose. There is also great potential for reward and your investment could yield high return (not guaranteed). Even in these turbulent times, audiences are consuming more and more media and many buyers are looking to independent film to meet those demands.

Yes, as a genre film sharing a new and unique perspective, *Too Soon* has great potential to be successful. But more than that, it has a message that is needed today. Be part of bringing that message to the screen by joining us today.

If you have any questions or would like to meet with us to discuss your investment, send us an email: toosoon@snjproductions.com



Thank You